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SEC FILE NUMBER
8-67718

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FS Investment Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 Rouse Blvd

(No. and Street)

Philadelphia	PA	19112
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ann Marie Rafferty-McClain	(215) 495-1168	annmarie.rafferty@fsinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP

(Name – if individual, state last, first, and middle name)

518 Township Line Road	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FS Investment Solutions, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
ALAINA VECERE, Notary Public
Delaware County
My Commission Expires November 26, 2023
Commission Number 1360821

Signature: Lisa Detwiler

Title: FSIS Legal Managing Director and General Counsel

Alaina M. Vecere
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FS Investment Solutions, LLC

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 28, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

FS Investment Solutions, LLC
Statement of Financial Condition
December 31, 2021

Assets		
Cash and cash equivalents	$	11,752,059
Accounts receivable		20,586
Prepaid expenses		729,954
Operating lease right of use asset		247,965
Total assets	$	12,750,564
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	1,997,810
Accounts payable and accrued expenses		6,032,120
Operating lease liability		295,297
Total liabilities		8,325,227
Commitments and Contingencies (Note 4)		
Member's Equity		4,425,337
Total liabilities and member's equity	$	12,750,564

See Notes to Financial Statement.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and, as of December 31, 2021, served as the wholesale marketing agent in connection with the continuous public offerings by FS Credit Income Fund ("FSCIF") and FS Series Trust ("FSST"), and as the dealer manager in connection with the continuous public offering by FS Credit Real Estate Income Trust, Inc. ("FSCREIT") and FS Tactical Opportunities Fund ("FS Tac Opps"). In 2020, Holdings acquired Chiron Investment Management, LLC ("Chiron"). Chiron serves as the investment adviser to three funds: (i) Chiron Capital Allocation Fund ("CCAPX"), (ii) Chiron SMid Opportunities Fund ("CSMOX") and (iii) Chiron Global Opportunities Fund ("ICAV"). The Company serves as the wholesale marketing agent for each of these funds. The Company together with Holdings also provides marketing and education services in connection with the continuous public offerings by FS NYDIG Select Bitcoin Fund, FS NYDIG Institutional Bitcoin Fund LP, and FS NYDIG Bitcoin Fund I LP. The group of funds noted above is collectively referred to as "the Funds". The Company may also serve as the wholesale marketing agent or dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not currently refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Lease Arrangements: Lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company does not expect to recognize other leases outside of operating leases. At December 31, 2021, $247,965 is included in the lease right of use asset and $295,297 is included in the lease liability, respectively, on the statement of financial condition. At December 31, 2021, the weighted average remaining lease term and discount rate are approximately 2.67 years and 2.37%, respectively.

Use of Estimates: The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Organization, Description of the Business and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statement.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2018.

Economic Dependence: The Company does not currently expect to generate net income or cash flow from operations due primarily to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make from time to time, and the Company has agreed to accept from time to time, future capital contributions in amounts to be determined in the sole discretion of Holdings. Holdings intends to make periodic contributions to support net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes its plans alleviate substantial doubt about the entity's ability to continue as a going concern.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2021) through February 28, 2022, which represents the date the financial statement was issued.

Note 2. Related Party Transactions

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. During the year ended December 31, 2021, the Company incurred $7,727,444 in personnel and administrative services payable to Holdings. Amounts related to these services and payable to Holdings were $1,997,810 at December 31, 2021 and are included in due to affiliate on the statement of financial condition.

Note 3. Commission Expenses

As of December 31, 2021, the Company's wholesalers receive up to 75 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 7.5 basis points on the gross equity capital raised on behalf of certain of the Funds during their offering stages, excluding proceeds raised pursuant to the Funds' distribution reinvestment plans. At December 31, 2021, $1,488,225 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 4. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not currently expect that these proceedings will have a material effect upon its financial condition or results of operations.

Leasing Activities: The Company currently occupies office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. The Company also leases office space in Kansas and in New York from unrelated third parties under operating lease agreements expiring in July 2026 and September 2027, respectively. These agreements do not meet the definition of a lease under Accounting Standards Codification ("ASC") Topic 842. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expired in March 2021. In January 2021, the Orlando lease was amended to reduce the space occupied and extend the lease term through August 2024, with an option to extend for two additional periods of twelve months each. During 2021, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Years Ending December 31,	Total	Operating lease liability	Holdings
2022	$ 548,000	$ 105,923	$ 442,077
2023	562,850	111,821	451,029
2024	536,112	77,553	458,559
2025	466,090	—	466,090
2026	37,785	—	37,785
Thereafter	19,496	—	19,496
	$ 2,170,333	$ 295,297	$ 1,875,036

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed a ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $3,674,797, which was $3,136,313 more than required net capital of $538,484 at December 31, 2021. The Company's ratio of aggregate indebtedness to net capital was 2.2 to 1 at December 31, 2021.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
FS Investment Solutions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) FS Investment Solutions, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which FS Investment Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions) and (b) FS Investment Solutions, LLC stated that FS Investment Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FS Investment Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FS Investment Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Blue Bell, Pennsylvania
February 28, 2022

FS Investment Solutions, LLC Exemption Report

FS Investment Solutions, LLC (formerly FS² Capital Partners, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: 2 (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2021 through December 31, 2021 without exception.

Lisa Detwiler

FS Investment Solutions, LLC

I, Lisa Detwiler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lisa Detwiler, Esq.
General Counsel and Chief Compliance Officer

February 28, 2022

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
FS Investment Solutions, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) FS Investment Solutions, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which FS Investment Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions) and (b) FS Investment Solutions, LLC stated that FS Investment Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FS Investment Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FS Investment Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Blue Bell, Pennsylvania
February 28, 2022

FS Investment Solutions, LLC Exemption Report

FS Investment Solutions, LLC (formerly FS[2] Capital Partners, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2 (i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the period January 1, 2021 through December 31, 2021 without exception.

Lisa Detwiler
FS Investment Solutions, LLC

I, Lisa Detwiler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Lisa Detwiler, Esq.
General Counsel and Chief Compliance Officer

February 28, 2022